As filed with the Securities and Exchange Commission on September 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THRESHOLD PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Certain Options to Purchase Common Stock under the Threshold Pharmaceuticals, Inc.

2004 Amended and Restated Equity Incentive Plan

(Title of Class of Securities)

885807107

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Harold E. Selick, Ph.D.

Chief Executive Officer

Threshold Pharmaceuticals, Inc.

1300 Seaport Boulevard

Redwood City, California 94063

(650) 474-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person.)

Copies to:

Sarah A. O’Dowd, Esq.

P. Garth Gartrell, Esq.

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California 94025

(650) 324-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$3,233,340	Previously Paid

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,343,000 shares of common stock of Threshold Pharmaceuticals, Inc., having an aggregate value of $3,233,340 as of August 25, 2006, will be exchanged pursuant to this offer. The aggregate value of these options was calculated based on the Black-Scholes option-pricing model.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Threshold Pharmaceuticals, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on August 25, 2006 and Amendment No. 1 to the Schedule TO filed with the SEC on September 13, 2006 (the “Schedule TO”), relating to an offer by the Company pursuant to which eligible employees, consultants, executive officers and directors have the opportunity to make a one-time election to cancel certain outstanding grants of stock options (the “Current Options”) under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”) for an equal number of new unvested options to be granted under the Plan after the date of cancellation of the Current Options (the “Replacement Options”). The Replacement Options are subject to terms and conditions set forth in the Option Exchange Program Tender Offer Statement dated August 25, 2006, and the Addendum to Option Exchange Program Tender Offer Statement dated August 25, 2006 (the “Addendum”), copies of which have been filed as exhibits to the Schedule TO (together, the “Offer Documents”). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

This Amendment No. 2 is the final amendment to the Schedule TO. This Amendment No. 2 amends and supplements the Schedule TO in order to amend and supplement Item 4 of the Schedule TO to add the following:

“The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on September 25, 2006. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 2,172,000 shares of our common stock, representing approximately 93% of the options for 2,343,000 shares that were eligible to be tendered in the Offer as of August 25, 2006. Subject to the terms and conditions of the Offer, the Company will grant options to purchase a maximum of 2,172,000 shares of common stock in exchange for such tendered options.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Threshold Pharmaceuticals, Inc.

By:	/s/ Michael S. Ostrach
Michael S. Ostrach, J.D. Chief Operating Officer and General Counsel

Date: September 26, 2006